FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Reports Fourth Quarter, Full Year Financial Results – Record net income of 304.3 bn yen; ROE up at 15.5%]

2.	[Nomura to Introduce Quarterly Dividend Payments – Annual Target Dividend Raised to 32 yen]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 28, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

News Release

Nomura Reports Fourth Quarter, Full Year Financial Results

—Record net income of 304.3bn yen; ROE up at 15.5%—

Tokyo, April 28, 2006—Nomura Holdings, Inc. today reported consolidated financial results for the fourth quarter and fiscal year ended March 31, 2006.

For the full-year period, net revenue was 1.15 trillion yen (US $9.8 billion)1, an increase of 43% compared to the previous fiscal year. Income before income taxes jumped 2.7 times year-on-year to 545 billion yen (US $4.6 billion), while net income more than tripled to a record 304.3 billion yen2 (US $2.6 billion). As a result, ROE for the year stood at 15.5%, a marked improvement from the 5.2% ROE of the previous fiscal year.

“We are pleased to report that strong performance for the year resulted in record net income, allowing us to offer shareholders the highest-ever annual dividend,” said Nobuyuki Koga, Nomura President and CEO. “We remain focused on building a solid revenue base through expansion of our current operations and by entering new areas to drive Nomura Group to higher levels of growth.”

Full-year business and financial highlights

•	All five business segments posted significant year-on-year growth in net revenue and income before income taxes.

•	Domestic Retail: Achieved target of 50 trillion yen in assets under custody by March 2007 one and a half years ahead of schedule.

•	Global Markets: Saw increase in client order flow and trading revenue.

•	Global Investment Banking: Ranked number one in FY2005 Equity and Equity-related and M&A league tables (Japan-related)[3].

•	Global Merchant Banking: Sold stake in Millennium Retailing to Seven & I Holdings.

•	Asset Management: Net assets in Nomura Global 6 Assets Diversified Fund distributed by Japan Post topped 90 billion yen.

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 117.48 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2006. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.
[2]	Results up to the fiscal year ended March 31, 1999, are based on Japanese GAAP.
[3]	Source: Thomson Financial

Full-year business segment results

Total net revenue from business segments for the fiscal year rose 49% year-on-year to 1.06 trillion yen (US $9.0 billion), while income before income taxes increased by 2.4 times to 452 billion yen (US $3.8 billion). Both results represent new records since Nomura started reporting financial results based on US GAAP.

Domestic Retail

Significant year-on-year increases in stock brokerage commissions, commissions for distribution of investment trusts, and sales credit resulted in 197.2 billion yen in income before income taxes, up 2.4 times compared to the previous year. Domestic Client Assets4 increased by roughly 19 trillion yen year-on-year to 80.5 trillion yen as of March 31, 2006. Amidst an active equity market, these results also reflect a heightened focus on improving training initiatives for employees and expanding call centre operations while developing and marketing new products to meet the increasingly diverse needs of customers.

Global Markets

Global Markets income before income taxes increased by 2.6 times year-on-year to 157.7 billion yen. Fixed Income revenue grew as a result of strong client order flow, robust derivative trading, and contributions from the asset finance business. In Equity, an increase in order flow from institutional investors combined with block trades, MPOs, and trading gains in equity derivatives to push up overall net revenue. The loan-related business, meanwhile, continued to show steady growth.

Global Investment Banking

In Global Investment Banking, income before income taxes jumped 76% year-on-year to 51.5 billion yen. Equity underwriting fees increased due to Nomura acting as lead manager on JR Central’s large privatization offering and as joint global coordinator for several large public offerings from Japanese companies, including Mitsui & Co. and All Nippon Airways. Nomura’s role as financial advisor for a number of large deals drove M&A/Financial advisory fees to a record level since the company adopted US GAAP reporting.

Internationally, Nomura acted as lead manager for deals involving a number of leading Asian companies, including Korea’s POSCO and Lotte Shopping, and India’s ICICI Bank. Nomura ranked number one in FY2005 Equity and Equity-related and M&A league tables (Japan-related)3.

[4]	Sum of assets under custody in Domestic Retail (including regional financial institutions) and the Financial Management Division.

Global Merchant Banking

Global Merchant Banking income before income taxes grew 58.4 billion yen from the prior year to 55.4 billion yen. This was a result of large contributions from the sale by Nomura Principal Finance of its stake in Millennium Retailing Inc. to Seven & I Holdings, and the partial sale of investee companies, including Wanbishi Archives.

Asset Management

In Asset Management, income before income taxes more than doubled year-on-year to 20.6 billion yen. Assets under management as of March 31, 2006, totaled 23.3 trillion yen, an increase of 5.4 trillion yen compared to a year earlier, on the back of an expanded product lineup that includes funds offering frequent distributions and emerging market equity funds. The Nomura 6 Assets Diversified Fund being distributed through Japan Post had assets of 90.1 billion yen as of the end of March. Assets in funds for bank customers also continued to grow steadily.

Fourth quarter results

Net revenue for the fourth quarter was 325.7 billion yen (US $2.8 billion), a 9% quarter-on-quarter decrease, or a 39% increase compared to the same period last year. Income before income taxes increased 12% quarter-on-quarter and more than tripled year-on-year to 209.6 billion yen (US $1.8 billion) following gains on the sale of shares in Millennium Retailing. Net income during the quarter increased 21% quarter-on-quarter and jumped fivefold year-on-year to 128.6 billion yen (US $1.1 billion). As a result, fourth quarter ROE was 25.4%, marking the second straight quarter above 20%.

Fourth quarter business and financial highlights

•	209.6 billion yen of income before income taxes marks the second highest level since Nomura started reporting quarterly results based on US GAAP in the fiscal year ended March 31, 2002.

•	Domestic Retail: Domestic Client Assets topped 80 trillion yen.

•	Global Markets: Net revenue and income before income taxes at record levels for second straight quarter since start of quarterly reporting.

•	Global Investment Banking: Lead managed large public offerings from Japanese companies and a global IPO.

•	Asset Management: Net revenue at record level for second straight quarter since start of quarterly reporting.

Fourth quarter business segment results

Total net revenue from business segments for the fourth quarter was 282.2 billion yen (US $2.4 billion), a 27% quarter-on-quarter decline and a 40% year-on-year increase. Income before income taxes was 101.2 billion yen (US $861 million), a 56% quarter-on-quarter drop, or an increase of 86% year-on-year.

With continued strong business performance, revenue and income before income taxes were high compared with the second quarter, although both revenue and income before income taxes declined quarter-on-quarter as unrealized gains related to agreements to sell shares in Millennium Retailing and Wanbishi Archives contributed to third quarter segment results.

Domestic Retail

Net revenue was 123.6 billion yen, a decrease of 10% quarter-on-quarter, and a 55% year-on-year increase, while income before income taxes was 51.4 billion yen, a 31% quarter-on-quarter decrease, and 2.6 times higher than the same quarter of the previous year. Domestic Client Assets stood at 80.5 trillion yen as of March 31, 2006, an increase of 1.1 trillion yen compared to the end of the previous quarter. Revenue from stock brokerage commissions fell 18% quarter-on-quarter to 44.2 billion yen. Commissions for distribution of investment trusts increased 7% quarter-on-quarter to 28.6 billion yen, the fourth consecutive record quarter since the start of quarterly reporting.

Global Markets

Global Markets net revenue increased 12% quarter-on-quarter and grew by 84% year-on-year to 128.4 billion yen. Income before income taxes grew 8% quarter-on-quarter and by 4.9 times year-on-year to 66 billion yen. The gains come on the back of robust derivative trading in Fixed Income as well as contributions from the asset finance business, block trades, and trading in equity derivatives.

Global Investment Banking

In Global Investment Banking, net revenue totaled 31.1 billion yen, a 12% quarter-on-quarter decline, and a 61% year-on-year increase. Income before income taxes decreased by 27% quarter-on-quarter to 17 billion yen, an increase of 2.8 times year-on-year. While revenue related to the Millennium Retailing deal helped push up revenue in the third quarter, equity underwriting was strong in the fourth quarter, allowing Global Investment Banking to maintain a high level of net income.

During the quarter, Nomura acted as joint global coordinator for several large public offerings by Japanese companies and the 3.7 billion dollar global IPO of Lotte Shopping, the largest IPO ever by a private-sector company in Asia ex-Japan. Nomura also carried out a 200 billion yen Euroyen privately-placed CB (HPO II) for Fuji Photo Film.

Global Merchant Banking

Global Merchant Banking net revenue was minus 15.5 billion yen, while income before income taxes was minus 21 billion yen. Although revenue was booked during the quarter from the sale by Nomura Principal Finance of part of its stake in Resort Solution, unrealized losses were posted from the fair value assessment of investee companies.

Asset Management

Asset Management net revenue was 18.4 billion yen, a 2% quarter-on-quarter increase and a rise of 54% year-on-year. Income before income taxes decreased 8% quarter-on-quarter but more than tripled year-on-year to 5.7 billion yen. Assets under management grew by 800 billion during the quarter, totaling 23.3 trillion yen as of March 31, 2006.

Assets in funds for bank customers increased by 185.3 billion yen to over 510 billion yen as of the end of March. Assets in Nomura Asset Management’s fund distributed through Japan Post increased by 62.8 billion yen during the quarter to 90.1 billion yen, marking a 75% share of Japan Post investment trust sales.

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide	Nomura Securities Co., Ltd.	81-3-3278-0591
Larry Heiman	Corporate Communications Dept., Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 134 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

US GAAP Figures

	(Billions of yen)		% change
	For the year ended
	March 31, 2006 (2005.4.1~ 2006.3.31) (B)	March 31, 2005 (2004.4.1~ 2005.3.31) (A)	(B-A)/(A)
Net revenue	1,145.7	799.2	43.4
Non-interest expenses	700.1	594.4	17.8

Income from continuing operations before income taxes	445.6	204.8	117.5
Income from discontinued operations before income taxes	99.4	—	—

Income before income taxes	545.0	204.8	166.1

Income from continuing operations	256.6	94.7	170.9
Gain on discontinued operation	47.7	—	—

Net income	304.3	94.7	221.3

Return on equity (ROE)	15.5%	5.2%

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, income before income taxes and net income from the operations of Millennium Retailing (one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued during the third quarter in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing) are separately reported as income from discontinued operations retroactively to the first quarter of the current fiscal year. Net revenue and non-interest expenses of such discontinued operations are not shown

Total of business segments

	(Billions of yen)		% change
	For the year ended
	March 31, 2006 (2005.4.1~ 2006.3.31) (B)	March 31, 2005 (2004.4.1~ 2005.3.31) (A)	(B-A)/(A)
Net revenue	1,059.8	709.0	49.5
Non-interest expense	607.8	521.4	16.6

Income before income taxes	452.0	187.6	141.0

(1) Net revenue

	(Billions of yen)		% change
	For the year ended
	March 31, 2006 (2005.4.1~ 2006.3.31) (B)	March 31, 2005 (2004.4.1~ 2005.3.31) (A)	(B-A)/(A)
Business segment information:
Domestic Retail	446.5	304.4	46.7
Global Markets	371.1	243.1	52.7
Global Investment Banking	99.7	75.4	32.1
Global Merchant Banking	68.2	7.3	830.0
Asset Management	65.8	49.0	34.4

Sub Total	1,051.4	679.2	54.8
Other	8.4	29.8	(71.8)

Net revenue	1,059.8	709.0	49.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	59.3	8.4	609.2
Effect of consolidation/deconsolidation of certain private equity investee companies	26.5	81.8	(67.6)

Consolidated net revenue	1,145.7	799.2	43.4

(2) Non-interest expenses

Business segment information:
Domestic Retail	249.3	223.2	11.7
Global Markets	213.4	182.9	16.7
Global Investment Banking	48.1	46.2	4.1
Global Merchant Banking	12.8	10.4	23.5
Asset Management	45.2	39.0	15.9

Sub Total	568.9	501.7	13.4
Other	38.9	19.7	97.7

Non-interest expense	607.8	521.4	16.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	92.2	73.0	26.4

Consolidated non-interest expenses	700.1	594.4	17.8

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	197.2	81.2	143.0
Global Markets	157.7	60.2	162.1
Global Investment Banking	51.5	29.2	76.4
Global Merchant Banking	55.4	(3.0)	—
Asset Management	20.6	10.0	106.5

Sub Total	482.5	177.5	171.8
Other	(30.5)	10.1	—

Income before income taxes	452.0	187.6	141.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	59.3	8.4	609.2
Effect of consolidation/deconsolidation of certain private equity investee companies	(65.7)	8.9	—

Income from continuing operations before income taxes	445.6	204.8	117.5
Income from discontinued operations before income taxes	99.4	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	545.0	204.8	166.1

*	Transaction between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)
	For the year ended		% change
	March 31, 2006 (2005.4.1~ 2006.3.31) (B)	March 31, 2005 (2004.4.1~ 2005.3.31) (A)	(B-A)/(A)
Net gain/loss on trading related to economic hedging transactions	(64.8)	(9.7)	—
Realized gain on investments in equity securities held for relationship purpose	8.4	7.0	20.6
Equity in earnings of affiliates	27.8	7.3	282.9
Corporate items	(7.4)	4.5	—
Others	5.4	1.0	441.7

Total	(30.5)	10.1	—

US GAAP Figures

	(Billions of yen)		% change	(Billions of yen)	% change
	March 31, 2006 (2006.1.1~ 2006.3.31) (B)	December 31, 2005 (2005.10.1~ 2005.12.31) (A)	(B-A)/(A)	March 31, 2005 (2005.1.1~ 2005.3.31) (C)	(B-C)/(C)
Net revenue	325.7	359.8	(9.5)	234.5	38.9
Non-interest expense	198.7	182.5	8.9	167.6	18.6

Income from continuing operations before income taxes	127.0	177.2	(28.4)	67.0	89.6
Income from discontinued operations before income taxes	82.6	9.9	737.5	—	—

Income before income taxes	209.6	187.1	12.0	67.0	213.0

Income from continuing operations	82.8	104.0	(20.4)	25.5	224.1
Gain on discontinued operation	45.9	2.4	1,773.0	—	—

Net income	128.6	106.5	20.8	25.5	403.6

Return on equity (ROE)	25.4%	22.1%

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, income before income taxes and net income from the operations of Millennium Retailing (one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued during the third quarter in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing) are separately reported as income from discontinued operations retroactively to the first quarter of the current fiscal year. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Total of business segments

	(Billions of yen)		% change	(Billions of yen)	% change
	March 31, 2006 (2006.1.1~ 2006.3.31) (B)	December 31, 2005 (2005.10.1~ 2005.12.31) (A)	(B-A)/(A)	March 31, 2005 (2005.1.1~ 2005.3.31) (C)	(B-C)/(C)
Net revenue	282.2	386.4	(27.0)	201.3	40.2
Non-interest expense	180.9	154.5	17.1	146.8	23.3

Income before income taxes	101.2	231.8	(56.3)	54.6	85.6

(1) Net revenue

	(Billions of yen)		% change	(Billions of yen)	% change
	March 31, 2006 (2006.1.1~ 2006.3.31) (B)	December 31, 2005 (2005.10.1~ 2005.12.31) (A)	(B-A)/(A)	March 31, 2005 (2005.1.1~ 2005.3.31) (C)	(B-C)/(C)
Business segment information:
Domestic Retail	123.6	136.7	(9.6)	79.6	55.2
Global Markets	128.4	115.2	11.5	69.8	84.1
Global Investment Banking	31.1	35.3	(11.7)	19.4	60.7
Global Merchant Banking	(15.5)	80.1	—	10.4	—
Asset Management	18.4	18.1	2.0	12.0	54.3

Sub Total	286.1	385.4	(25.8)	191.1	49.7
Other	(3.9)	1.0	—	10.2	—

Net revenue	282.2	386.4	(27.0)	201.3	40.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purpose	2.8	36.3	(92.3)	8.2	(65.9)
Effect of consolidation/deconsolidation of certain private equity investee companies	40.7	(62.9)	—	25.0	62.8

Total of consolidated net revenue and income from discontinued operations	325.7	359.8	(9.5)	234.5	38.9

(2) Non-interest expenses

Business segment information:
Domestic Retail	72.2	62.6	15.2	60.0	20.3
Global Markets	62.4	54.3	15.1	56.4	10.7
Global Investment Banking	14.2	12.0	17.9	13.4	6.0
Global Merchant Banking	5.5	2.5	119.8	2.7	102.2
Asset Management	12.7	11.8	7.5	10.2	24.4

Sub Total	167.0	143.2	16.6	142.7	17.0
Other	14.0	11.3	23.6	4.1	243.9

Non-interest expense	180.9	154.5	17.1	146.8	23.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purpose	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	17.8	28.0	(36.5)	20.8	(14.4)

Consolidated non-interest expenses	198.7	182.5	8.9	167.6	18.6

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	51.4	74.1	(30.6)	19.6	162.1
Global Markets	66.0	60.9	8.3	13.3	394.6
Global Investment Banking	17.0	23.3	(27.0)	6.0	181.7
Global Merchant Banking	(21.0)	77.6	—	7.7	—
Asset Management	5.7	6.2	(8.2)	1.7	229.0

Sub Total	119.1	242.1	(50.8)	48.4	146.0
Other	(17.9)	(10.3)	—	6.1	—

Income before income taxes	101.2	231.8	(56.3)	54.6	85.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purpose	2.8	36.3	(92.3)	8.2	(65.9)
Effect of consolidation/deconsolidation of certain private equity investee companies	23.0	(90.8)	—	4.2	440.5

Income from continuing operations before income taxes	127.0	177.2	(28.4)	67.0	89.6
Income from discontinued operations before income taxes	82.6	9.9	737.5	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	209.6	187.1	12.0	67.0	213.0

*	Transaction between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change	(Billions of yen)	% change
	March 31, 2006 (2006.1.1~ 2006.3.31) (B)	December 31, 2005 (2005.10.1~ 2005.12.31) (A)	(B-A)/(A)	March 31, 2005 (2005.1.1~ 2005.3.31) (C)	(B-C)/(C)
Net gain/loss on trading related to economic hedging transactions	(36.0)	(17.6)	—	(2.0)	—
Realized gain (loss) on investments in equity securities held for relationship purpose	0.3	(0.0)	—	0.8	(60.5)
Equity in earnings of affiliates	13.9	8.3	67.0	1.8	660.2
Corporate items	(0.6)	(3.6)	—	4.8	—
Others	4.5	2.6	76.0	0.8	473.9

Total	(17.9)	(10.3)	—	6.1	—

1.	This document is produced by Nomura Holdings, Inc. ("Nomura"). Copyright 2006 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

News Release

Nomura to Introduce Quarterly Dividend Payments

—Annual target dividend raised to 32 yen—

Tokyo, April 28, 2006—Nomura Holdings, Inc. today announced plans to introduce quarterly dividend payments starting from September 2006.

The quarterly payment structure will be made possible by Japan’s new Corporation Law, slated to take effect on May 1, 2006, which will abolish the current limits on the frequency of dividend payments

Nomura also announced today that it will raise its annual target dividend amount to 32 yen per share for the year ending March 31, 2007. This represents an 8 yen per share increase compared to the target dividend amount for the prior year.

Target dividend amounts for year ending March 31, 2007

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Target Dividend	JPY 8.00	JPY 8.00	JPY 8.00	JPY 8.00	JPY 32.00

Notes:

1.	All dividends are ordinary dividends.
2.	The payment and dividend amounts will be determined by a resolution of the Board of Directors.
3.	In line with the policy outlined below, when Nomura achieves a sufficient level of profit, the year-end cash dividend will be increased taking into consideration a pay-out ratio of over 30%.

As announced on March 3, the year-end dividend for the fiscal year ended March 31, 2006, is planned to be 36 yen per share. The payment and the amount of the year-end dividend will be determined by a resolution of the Board of Directors expected to be held in May 2006.

Capital Management

1. Capital Management Policy

Nomura seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business.

Nomura reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

2. Dividends

In regard to cash dividends, Nomura first decides target dividend amounts, the minimum level of cash dividend, taking into account the firm’s dividend-on-equity ratio (DOE) of about 3%. When Nomura achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of over 30%. Nomura seeks to ensure sustainable growth of its target dividend in the mid- to long-term.

As for retained earnings, Nomura intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

3. Stock Repurchases

Nomura repurchases shares when it recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment.

When Nomura decides to set up a share buyback program, the firm will announce the decision soon after it is made and purchase the shares following internal guidelines.

Historical Dividends

Years ended March 31,		Interim Dividend	Year-end Dividend	Annual Dividend

2004	Dividend Amounts	JPY7.50	JPY7.50	JPY15.00

2005	Target Dividend Amounts Dividend Amounts	JPY10.00 JPY10.00	JPY10.00 JPY10.00	JPY20.00 JPY20.00

2006	Target Dividend Amounts Dividend Amounts	JPY12.00 JPY12.00	JPY12.00 JPY36.00(E)	JPY24.00 JPY48.00(E)

Notes:

1.	All dividends are ordinary dividends.
2.	The payment and year-end dividend amount for the year ended March 31, 2006, will be determined by a resolution of the Board of Directors expected to be held in May.
3.	The company started announcing target dividend amounts from the year ended March 31, 2005.

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide	Nomura Securities Co., Ltd.	81-3-3278-0591
Larry Heiman	Corporate Communications Dept., Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 134 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.